UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Wednesday, October 30 2024

SUPERINTENDENCIA DEL MERCADO DE VALORES

MATERIAL EVENT: Notice of Shareholders’ Meeting / Bondholders’ Meeting

In compliance with the provisions of the Material and Reserved Information Regulation, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Notice of: General Shareholders’ Meeting

Date of Summons: October 30, 2024

Convening body: Board of Directors

Summons:

- 1° 12/04/2024 iQuorum virtual platform 10:00 a.m.

- 2° 12/09/2024 iQuorum virtual platform 10:00 a.m.

- 3° 12/13/2024 iQuorum virtual platform 10:00 a.m.

Description of the Material Event: Notice of Virtual General Shareholders’ Meeting.

Observations: The notices of the meeting will be published on November 6, 2024, in the official newspaper El Peruano and in another newspaper in accordance with the provisions of the Business Corporations’ Act.

Purpose of the Summons:

-	Issuance of negotiable obligations in an aggregate amount of up to US$650,000,000 (Six hundred and fifty million United States Dollars) and the repurchase or redemption of the Company’s negotiable obligations that remain outstanding as of the date hereof; delegation of authority in favor of the Company’s board of directors for it to adopt any agreements as may be necessary or convenient in order to determine the terms, conditions, characteristics and timing of the Company’s program governing such negotiable obligations and of the repurchase or redemption of the Company’s negotiable obligations that remain outstanding as of the date hereof.

Files:

-	Additional Information:

Notice of the General Shareholders’ Meeting 12 04 2024 BVN.pdf

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Notice of the General Shareholders’ Meeting 12.04.2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 30, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer